                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                  Commission File Number 1-12484

                           SMITH BARNEY HOLDINGS INC.
             (Exact name of registrant as specified in its charter)

         388 Greenwich Street, New York, New York 10013, (212) 816-6000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                     Common Stock, par value $.10 per share
                         6 5/8% Notes due June 1, 2000
          Smith Barney S&P 500 Equity Linked Notes due August 13, 2001
          Smith Barney S&P 500 Equity Linked Notes due March 11, 2002
            (Title of each class of securities covered by this Form)

                                      None
       (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)   [X]        Rule 12h-3(b)(1)(ii)  [ ]
           Rule 12g-4(a)(1)(ii)  [ ]        Rule 12h-3(b)(2)(i)   [ ]
           Rule 12g-4(a)(2)(i)   [ ]        Rule 12h-3(b)(2)(ii)  [ ]
           Rule 12g-4(a)(2)(ii   [ ]        Rule 15d-6            [ ]
           Rule 12h-3(b)(1)(i)   [X]



     Approximate number of holders of record as of the certification or
notice date:   0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Salomon Smith Barney Holdings Inc., as successor by merger to Smith Barney Holdings Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE December 16, 1997                        SALOMON SMITH BARNEY HOLDINGS INC.


                                              By: /s/ Thomas Jasper
                                                  Name: Thomas Jasper
                                                  Title: Treasurer